



05037783

SECURI.....___ _____ /ISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 2 8 2005

RECEIVED

185

SEC FILE NUMBER
8- 26448

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___January 1, 2004___AND ENDING___December 31, 2004___
 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Nelson Ivest Brokerage Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

423 Country Club Drive
(No. and Street)

Winter Park   Florida   32789
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jack E. Nelson   (407) 629-6477
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Scearce, Satcher & Jung, P.A.
(Name – *if individual, state last, first, middle name*)

243 W. Park Avenue, Suite 200   Winter Park   Florida   32789
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 1 7 2005

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, _____Jack E. Nelson_____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____Nelson Ivest Brokerage Services, Inc._____ , as

of _____December 31_____, 20 _04___ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

Joel J. Garris
My Commission DD288397
Expires May 21, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NELSON IVEST BROKERAGE SERVICES, INC.

FINANCIAL REPORT
(AUDITED)

DECEMBER 31, 2004

CONTENTS

	Page
INDEPENDENT AUDITOR'S REPORT	1
FINANCIAL STATEMENTS	
Statement of financial condition	2
Statement of income	3
Statement of changes in stockholders' equity	4
Statement of cash flows	5-6
Notes to financial statements	7-9
SUPPLEMENTARY INFORMATION	
Computation of net capital	10
Reconciliation of computations of net capital	11
INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5	12-13

SCEARCE, SATCHER & JUNG, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

KENNETH L. SCEARCE, CPA
DAVID A. SATCHER, CPA
DONALD L. JUNG, CPA (Retired)

243 WEST PARK AVENUE, SUITE 200
WINTER PARK, FL 32789

(407) 647-6441
(407) 645-0099 FAX

P. O. BOX 3060
WINTER PARK, FL 32790

INDEPENDENT AUDITOR'S REPORT

Stockholders
Nelson Ivest Brokerage Services, Inc.
Winter Park, Florida

We have audited the accompanying statement of financial condition of Nelson Ivest Brokerage Services, Inc., as of December 31, 2004, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nelson Ivest Brokerage Services, Inc., at December 31, 2004 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10 and 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Scearce, Satcher & Jung, P.A.

Winter Park, Florida
February 3, 2005

NELSON IVEST BROKERAGE SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

ASSETS

Cash and cash equivalents	$	45,671
Securities owned - marketable, at		
market value (cost $34,706)		46,142
Receivables from brokers and dealers		73,871
Receivables from stockholder		24,000
	$	189,684

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Commissions payable	$	105,335

STOCKHOLDERS' EQUITY

Common stock:

Class A common stock, voting, $0.01 par value; 100	
shares authorized, 100 shares issued and outstanding	1
Class B common stock, non-voting, $0.01 par value; 9,900	
shares authorized, 9,900 shares issued and outstanding	99
Paid-in capital	17,841
Retained earnings	66,408
	84,349
	$ 189,684

The Notes to Financial Statements are
an integral part of this statement.

NELSON IVEST BROKERAGE SERVICES, INC.

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2004

REVENUE	
Commissions	$ 1,090,693
OPERATING EXPENSES	
Commissions	1,033,005
Management fee	37,839
Professional fees	5,350
Regulatory fees	5,074
	1,081,268
Income from operations	9,425
OTHER INCOME	
Interest and dividends	638
Realized gain on marketable securities	3,953
Unrealized gain on marketable securities	2,711
	7,302
Net income	$ 16,727

The Notes to Financial Statements are
an integral part of this statement.

NELSON IVEST BROKERAGE SERVICES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2004

	Class A Common Voting	Class B Common Non-voting	Additional Paid-In Capital	Retained Earnings
BALANCE, December 31, 2003	$ 1	$ 99	$ 17,841	$ 55,742
Net income	-	-	-	16,727
Dividends paid	-	-	-	(6,061)
BALANCE, December 31, 2004	$ 1	$ 99	$ 17,841	$ 66,408

The Notes to Financial Statements are
an integral part of this statement.

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NELSON IVEST BROKERAGE SERVICES, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES		
Commissions received	$ 1,043,477	
Interest and dividends received	638	
Commissions paid	(988,669)	
Other fees and expenses paid	(48,263)	
Net cash provided by operating activities		$ 7,183
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from sale of marketable securities	34,531	
Purchases of marketable securities	(28,214)	
Net cash provided by investing activities		6,317
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividends paid	(6,061)	
Net cash used in financing activities		(6,061)
NET INCREASE IN CASH AND CASH EQUIVALENTS		7,439
CASH AND CASH EQUIVALENTS, beginning		38,232
CASH AND CASH EQUIVALENTS, ending		$ 45,671

The Notes to Financial Statements are
an integral part of this statement.

NELSON IVEST BROKERAGE SERVICES, INC.

STATEMENT OF CASH FLOWS
(Continued)
YEAR ENDED DECEMBER 31, 2004

RECONCILIATION OF NET INCOME TO NET CASH
PROVIDED BY OPERATING ACTIVITIES

Net income		$ 16,727
Adjustments to reconcile net income to net cash		
provided by operating activities		
Realized gain on marketable securities	(3,953)	
Unrealized gain on marketable securities	(2,711)	
Increase in receivables from brokers and dealers	(47,216)	
Increase in commissions payable	44,336	
		(9,544)
Net cash provided by operating activities		$ 7,183

The Notes to Financial Statements are
an integral part of this statement.

NELSON IVEST BROKERAGE SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1.   Nature of Business and Summary of Significant Accounting Policies

Nature of business: Nelson Ivest Brokerage Services, Inc., (the "Company") is engaged as a broker/dealer in the business of buying and selling securities for individual clients. The Company does not act as a clearing agency, but claims an exemption from SEC Rule 15c3-3 in that it is engaged in limited business involving mutual funds and variable annuities only. The Company also offers investment timing services to its clients. Fees for this service are charged on a percentage basis for the total value of assets managed.

Cash equivalents: The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Receivables from brokers and dealers: Receivables from brokers and dealers are stated at net realizable value. As of December 31, 2004, no allowance for uncollectible accounts was considered necessary.

Marketable securities: In accordance with industry practices, marketable securities are presented at market value. Adjustments in market value are recognized as gains or losses and are reflected in the statement of income for the period in which the adjustment to the carrying value arises. Gains and losses on the sale of securities are determined using the average cost method.

Income taxes: The Company elected to be taxed as an S-corporation on its income in accordance with section 1362 of the Internal Revenue Code. Section 1362 provides that, in lieu of corporation income taxes, the stockholders are taxed on their respective share of the Company's taxable income. Therefore, no provision or liability for income taxes is reflected in these financial statements.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

Note 2.   Related Party Transactions

The Company has advanced $24,000 to one of its stockholders as of December 31, 2004. The advance is non-interest bearing, and is due upon demand.

The Company is primarily dependent upon sister corporations, Nelson Investment Planning Services, Inc., (NIPS) and Nelson Sales and Service Corporation (NSSC) for its operations. The Company acts as a broker/dealer principally on behalf of the sister corporations, which conduct extensive marketing and sales activities. Consequently, operating results and financial position are different than if the entities were autonomous.

During the current period, approximately 90%, or $980,000, of the Company's commission revenue was generated by the sister corporations. Likewise, approximately 91%, or $943,000, of the commission expense was paid to the sister corporations.

Note 3.   Marketable Securities

At December 31, 2004, the Company owned marketable securities with a market value of $46,142 and a cost of $34,706. Information with respect to these securities follows:

Market value of marketable securities	$	46,142
Less: Cost of marketable securities		(34,706)
Unrealized gain on marketable securities		11,436
Less: Unrealized gain recognized in previous years		(8,725)
Current year unrealized gain	$	2,711

In addition, marketable securities owned by the Company were sold during 2004. Information with respect to the sale of these marketable securities is as follows:

Proceeds from sale of marketable securities	$	34,531
Cost of marketable securities sold		(30,578)
Realized gain on sale of marketable securities	$	3,953

Note 4.   Net Capital Requirements

The Company is subject to the Uniform Net Capital requirements of the Securities and Exchange Commission under Rule 15c3-1 and is required to maintain minimum net capital of $5,000 and a ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $41,731, which was $36,731 in excess of its required net capital of $5,000. The ratio of aggregate indebtedness to net capital at December 31, 2004 was 2.52 to 1.

Note 5.   Liabilities Subordinated to Claims of Creditors

The Company has no liabilities subordinated to claims of creditors. The Company operates pursuant to the (k)(1) exemptive provision of SEC Rule 15c3-3 and is therefore exempt from the computation for determination of reserve requirements. The Company is exempt from the possession and control requirements under SEC Rule 15c3-3 in that it promptly transmits all funds and delivers all securities received in connection with its activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

Note 6.   Contingencies

A former client has filed a statement of claim with the NASD for arbitration against the Company and one of its representatives which alleges the sale of unsuitable investments. The Company intends to vigorously defend against this claim. No amount has been accrued in these financial statements as the outcome of this matter is uncertain, and the resulting liability, if any, cannot be determined.

NELSON IVEST BROKERAGE SERVICES, INC.

COMPUTATION OF NET CAPITAL

DECEMBER 31, 2004

Total equity from statement of financial condition		$ 84,349
Deduct ownership equity not allowable for net capital		-
Total capital		84,349
Deductions and other charges		
Non-allowable accounts receivable from brokers and dealers	$ 14,465	
Unsecured receivable from stockholder	24,000	
Haircuts	4,153	
		42,618
Net capital		41,731
Minimum net capital required		5,000
Excess net capital		$ 36,731
Total aggregate indebtedness		$ 105,335
Ratio of aggregate indebtedness to net capital		2.52 to 1

NELSON IVEST BROKERAGE SERVICES, INC.

RECONCILIATION OF COMPUTATIONS OF NET CAPITAL
(AUDITED REPORT VS. UNAUDITED REPORT)
DECEMBER 31, 2004

Net capital (unaudited)	$	47,009
Audit adjustments made:		
Adjustments to non-allowable assets		(5,278)
Net capital (audited)	$	41,731

SCEARCE, SATCHER & JUNG, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

KENNETH L. SCEARCE, CPA
DAVID A. SATCHER, CPA
DONALD L. JUNG, CPA (Retired)

243 WEST PARK AVENUE, SUITE 200
WINTER PARK, FL 32789

(407) 647-6441
(407) 645-0099 FAX

P. O. BOX 3060
WINTER PARK, FL 32790

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL
REQUIRED BY RULE SEC RULE 17a-5

Stockholders
Nelson Ivest Brokerage Services, Inc.
Winter Park, Florida

In planning and performing our audit of the financial statements and supplemental schedules of Nelson Ivest Brokerage Services, Inc. for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Winter Park, Florida
February 3, 2005

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